SECU 06009671 SSION
Washington, D.C. 20549

RECEIVED MAY 26 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 066739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUCIBLE CAPITAL GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Whitehall Street, Suite 500
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merav Ozair 212-785-2815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6c, Flushing, NY 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 07 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crucible Capital Group, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET FERNANDEZ
Notary Public, State of New York
No. 01FE6050036
Qualified in Bronx County
Commission Expires Oct. 30, 20 06

Notary Public

Signature

President and CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Auditor's Report

To Board of Directors
Crucible Capital Group, Inc.

We have audited the accompanying statement of financial condition of Crucible Capital Group, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crucible Capital Group, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 5 to the financial statements, certain errors affecting previously reported assets, liabilities and net income for the year ended December 31, 2005 were discovered during the current year. The Company has reorganized management teams, and redefined computer accounting systems and reclassified accounts as well. Accordingly, the financial statements have been restated and adjustments have been made to correct the errors to fully comply with SEC rules.

Yin Shen Co. CPA
New York, New York
May 16, 2006

Crucible Capital Group, Inc.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash & cash equivalent	$	11,624.69
Commission and other receivable		8,000.00
Prepaid expenses (rent)		4,115.27
Furniture, equipment at cost,		14,600.00
Less accumulated depreciation		(3,846.00)
Total assets	$	34,493.96

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued liabilities	$	4,719.72
Corporation tax payable		855.00
Total liabilities		5,574.72
Stockholders' Equity		
Common stock(non par)		-
Additional paid-in capital		43,375.00
Retained earnings		(14,455.76)
Total stockholders' equity	$	28,919.24
Total liabilities and stockholders' equity	$	34,493.96
		0

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Income
for the Year Ended December 31, 2005

REVENUES:	
Fee and commissions income	$ 491,503.64
Interest and dividends	438.75
	491,942.39
EXPENSES:	
Employee compensation and benefits	21,238.02
Commission	225,492.74
Consulting	13,731.93
Communications	10,551.44
Depreciation	3,846.00
Occupancy	52,240.47
License and registration	2,735.00
Travel & entertainment	29,136.99
Professional fees	66,211.00
Other expenses	83,578.19
	508,761.78
INCOME BEFORE INCOME TAXES	(16,819.39)
PROVISION FOR INCOME TAXES	855.00
NET INCOME (LOSS)	$ (17,674.39)

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Cash Flows
for the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (17,674.39)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	3,846.00	
Accrued liabilities	4,719.72	
Prepaid expenses(rent)	(4,115.27)	
Commission and other receivable	(8,000.00)	
Corporation tax payable	855.00	
		(2,694.55)
Total adjustments	--------------------	--------------------
Net cash used in operating activities		(20,368.94)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(4,600.00)	
		(4,600.00)
	--------------------	--------------------
Net cash used in investing activities		(4,600.00)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	29,875.00	
		29,875.00
	--------------------	--------------------
Net cash provided by financing activities		29,875.00
INCREASE IN CASH		4,906.06

CASH AT BEGINNING OF THE YEAR		6,718.63
CASH AT END OF THE YEAR		$ 11,624.69
		============
		(0)
Non Cash Transactions:		
On January 1, 2005 there was an asset transaction for paid-in capital.		$ 10,000.00
		============

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2005

	Capital Stock Common (non par) Shares	Capital Stock Common (non par) Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock - common Shares	Treasury Stock - common Amount	Total Stockholders' Equity
Balance at December 31, 2004	2,500	-	3,500.00	3,218.63	-	-	6,718.63
							-
Net income(loss)				(17,674.39)			(17,674.39)
Changes in Capital	-		39,875.00	-	-	-	39,875.00
Balance at December 31, 2005	2,500	-	43,375.00	(14,455.76)	-	-	28,919.24

The accompanying notes are an integral part of these financial statements

Crucible Capital Group, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2005

1. Organization and nature of business

Crucible Capital Group, Inc. (the Company) is a broker dealer, acts as a consultant, financial advisor and agent, registered with Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from SEC customer protect rules. The Company is a New Jersey corporation organized on August 7, 2003 and is authorized to do business in State of New York on August 8, 2004.

2. Significant Accounting Policies

The Company is engaged in the business of arranging private equity financing and debt facilities, arranging private and/or bank debt via unsecured loans, and/or credit facilities, arranging bank debt including but not limited to revolving lines of credit, asset based loans and other types of credit facilities for the clients. The Company is also providing services to assist its clients with their long term capital structure plans and capital raising activities. The financial statements reflect its services and activities.

At present, the Company does not maintain any customers' accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company employs straight line method to depreciate its office equipments and furniture using estimated life for 5 years and 7 years. And its auto is depreciated at double decline method with the same as tax limit.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2005, the Company was in compliance with these regulations. The company's net capital ratio was 0.92 to 1 and dollar amount exceeds required limit by $1,049.

4. Income tax

For the tax purpose, the Company paid or accrued state and local corporation taxes. The Company does not pay federal corporation tax due to the operation losses for current year. There are no deferred income tax liabilities in 2005.

5. Contingence

The Company's office rent is for $4,115 per month including real estate taxes. The landlord only requires one month rent paid in advance although two month rent deposit required in the lease agreement. A check in the amount of $4,115 was issued in December 2005 for the rent for January 2006 but computer system did not show the amount resulting in an understatement of prepaid expense on balance sheet, which was affecting the net capital computation. The Company has taken serious steps to fix the entire computer systems to prevent future mistakes and errors. The errors indicated in the letter dated April 9, 2006 and the correspondence dated May 3, 2006 from NASD were corrected. In addition, some other errors and mistakes were also corrected and adjusted.

The current office lease will expire on November 2007. The estimated liability of the lease is as follows:

2006	$49,380.
2007	$45,276.

6. Pension plan

The Company does not adopt any pension plans in 2005.

Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2005

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5. There is no material difference between audit report and FOCUS reported.

SCHEDULE I

Crucible Capital Group, Inc.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

NET CAPITAL		
Total stockholders' equity		$ 28,919.24
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		28,919.24
Deductions:		
None allowable assets		
Furniture, and equipment, net	(10,754.00)	
Prepaid expense (rent)	(4,115.27)	
Commission and other receivable	(8,000.00)	(22,869.27)
		6,049.97
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities		
Exempted securities	-	
Options	-	-
NET CAPITAL		$ 6,049.97
AGGREGATE INDEBTEDNESS		
Accrued liabilities	4,719.72	
Corporation tax payable	855.00	5,574.72
Total aggregate indebtedness		$ 5,574.72
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		371.65
Minimum dollar required:		$ 5,000.00
Excess net capital		$ 1,049.97
Excess net capital at 1,000% (Net capital - 10% of AI)		$ 5,492.50
Ratio: Aggregate indebtedness to net capital		0.92

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited amended) FOCUS report		$ 6,049.97
Adjustments:		
Other assets, net	-	
		-
Net capital per above		$ 6,049.97

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC rule 15c3-3

To Board of Directors
Crucible Capital Group, Inc.

In Planning and performing our audit of the financial statements of Crucible Capital Group, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.



Yin Shen Co. CPA
New York, New York
May 16, 2006